NATIONAL BANK OF CANADA

Date: January 15, 2019

To: IAMGOLD Corporation
Attn: Treasury Department
E-mail: IAMGOLD-Tradeconfirmations@iamgold.com
Tel: 416-933-4951
Fax: 416-360-4749

From: National Bank of Canada
1155 Metcalfe Street, 19th Floor
Montreal, QC H3B 4S9
Tel: 514-412-3260
Fax: 514-866-5086

Re: Bullion Transaction – Settlement by Delivery
Our Reference Number: **37256497 - 37293233 - 37293257**

Please sign and return all pages of this Confirmation to the following fax number or e-mail within two (2) Business Days from receipt
Fax: 514-866-5086 or by e-mail

Dear Sir/Madam:

The purpose of this letter agreement is to confirm the terms and conditions of the Transaction entered into between us on the Trade Date specified below (the "**Transaction**"). This letter agreement constitutes a "Confirmation" as referred to in the ISDA Master Agreement specified below.

The definitions and provisions contained in the 2005 ISDA Commodity Definitions (the "**Commodity Definitions**") (as published by the International Swaps and Derivatives Association, Inc.) are incorporated into this Confirmation. In the event of any inconsistency between those definitions and provisions and this Confirmation, this Confirmation will govern.

This Confirmation supplements, forms part of, and is subject to the ISDA Master Agreement dated as of **May 27, 2009**, as amended and supplemented from time to time (the "**Agreement**"), between **IAMGOLD Corporation** ("**Counterparty**") and **National Bank of Canada** ("**NBC**"). All provisions contained in the Agreement govern this Confirmation except as expressly modified below.

The terms of the particular Transaction to which this Confirmation relates are as follows:

1. General Terms:

Trade Date:	January 15, 2019
Purchaser of Bullion:	NBC
Seller of Bullion	Counterparty

Bullion:	Gold produced by IAMGOLD or its affiliated mine sites, provided always that such Gold complies with the Gold Delivery Rules of the LBMA
Number of Ounces:	As per Annex 1
Floating Price:	The arithmetic average of the Commodity Reference Price for each Pricing Date during the Calculation Period.
Commodity Reference Price:	GOLD-LBMA PRICE-PM which means that the price for a Pricing Date will be that day's afternoon London Gold price per troy ounce of Gold for delivery in London through a member of the LBMA authorized to effect such delivery, stated in U.S. Dollars, as calculated and administered by independent service provider(s), pursuant to an agreement with the LBMA, and published by the LBMA on its website at www.lbma.org.uk that displays prices effective on that Pricing Date.
Pricing Date:	Each Bullion Business Day during the relevant Calculation Period (provided, for greater certainty that for the purposes of the definition of "Bullion Business Day" New York is deemed to be the location where payments under the Transaction are to be made.
Calculation Period(s):	As per Annex I
Prepayment Amount:	NBC shall pay the Prepayment Amount to Counterparty on the Prepayment Date.
Prepayment Amount:	USD 84,909,856.00
Prepayment Date:	December 2, 2019
Delivery of Bullion:	On each Bullion Transaction Settlement Date, Counterparty shall deliver to NBC the Number of Ounces specified in Annex 1 in respect of such Bullion Transaction Settlement Date of Gold (as defined above) provided that if any such Bullion Transaction Settlement Date is not a Bullion Business Day, then that Bullion Transaction Settlement Date shall be the first following Bullion Business Day.
Bullion Transaction Settlement Date:	Two Business Days after the last day of each Calculation Period.
Contract Price:	NBC shall pay to Counterparty on each Contract

	Price Payment Date the amount in USD equal to (X) the Number of Ounces of Gold in respect of such Contract Price Payment Date times (Y) the Contract Price for such Contract Price Payment Date, where the Contract Price is determined for the Contract Price Payment Date based on the calculation below in respect of the Calculation Period ending on or about the Contract Price Payment Date:
	(A) Zero, if for the Calculation Period, the Floating Price is equal to or below the Floor Price;
	(B) the difference between the Floating Price and Floor Price, if for the Calculation Period, the Floating Price is greater than the Floor Price but less than or equal to the Cap Price; and
	(C) the difference between the Cap Price and the Floor Price, if for the Calculation Period, the Floating Price is greater than the Cap Price.
Floor Price:	USD 1,300.00 per Ounce
Cap Price:	USD 1,500.00 per Ounce
Contract Price Payment Date:	Two Business Days after the Bullion Transaction Settlement Date.
Settlement:	Settlement by Delivery

Provisions relating to Settlement by Delivery:

Delivery location:	London
Consequence of Settlement Disruption Events:	Negotiation

2. Amendments to ISDA Master Agreement Terms and Automatic Amendments Upon Novation

(a) The parties hereby agree that the Master Agreement and the Schedule to the Master Agreement shall be amended as follows:

(i) Section 5(a)(vi) of the Agreement is hereby amended by deleting the words ", or becoming capable at such time of being declared," in line 7 of clause (1)."

(ii) Part 1(c) of the Schedule to the Agreement is hereby amended by replacing the words "USD [illegible],000,[illegible] with the words "[illegible]

(iii) Part 4(f) of the Schedule to the Agreement is hereby amended by adding at the end of the final sentence thereof the following: "provided, however, that for so long as the Credit

Agreement is outstanding, the "Credit Support Default" provisions in Section 5(a)(iii) shall not apply in respect of Party B."

(iv) Part 4(g) of the Schedule to the Agreement is hereby amended by adding at the end of the final sentence thereof the following: "provided, however, that for so long as the Credit Agreement is outstanding, there shall be no Credit Support Providers in respect of Party B."

(v) The following shall be added as a new Part 4(o) of the Schedule to the Agreement and any reference in the Schedule to the "Credit Agreement" shall refer to this definition:

"(o) "**Credit Agreement**" means the Amended and Restated Credit Agreement dated as of December 14, 2017 by and between Party B as Borrower, certain of its Subsidiaries as Guarantors, the Lenders party thereto from time to time and National Bank of Canada as Administrative Agent (as amended, restated, extended, supplemented or otherwise modified in writing from time to time)".

(vi) Part 5(i) (Cross Default) of the Schedule to the Agreement is hereby deleted in its entirety. ✓

(b) In the event NBC assigns, novates or transfers this Transaction or any part hereof to an assignee, novatee or transferee (a "Novatee"), the Novatee shall be deemed to have expressly agreed that this Section 2 of this Confirmation shall also apply, *mutatis mutandis*, in respect of any ISDA Master Agreement in force between the Novatee and Counterparty (the "Novatee's Master Agreement") and accordingly the Novatee's Master Agreement shall be subject to the same amendments as set out in Section 2(a) of this Confirmation (and, for greater certainty, any reference in the Novatee's Master Agreement to a prior credit agreement shall be deemed to refer to the Amended and Restated Credit Agreement dated as of December 14, 2017 by and between Counterparty as Borrower, certain of its Subsidiaries as Guarantors, the Lenders party thereto from time to time and National Bank of Canada as Administrative Agent (as amended, restated, extended, supplement or otherwise modified in writing from time to time)). ✓

3. Calculation Agent: NBC

4. Account Details:

Payments to NBC:

Account for Payments:
in USD:

As per Standard Settlement Instructions

Payments to Counterparty:

Account for Payments:
(To be provided separately)

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing this Amendment Agreement (Reference Number: **37256497 - 37293233 - 37293257**) and returning it to us.

Please contact us immediately at)y e-mail if the terms and conditions of this Confirmation are not in accordance with your understanding of our agreement.

National Bank of Canada	**IAMGOLD Corporation**
By: ______	By: ______
Name: Jean-Thierry Zinsou	Name: Jeff Cheah
Title: Senior Analyst	Title: Treasury
By: ______	By: ______
Name: Olivier Tripard	Name:
Title: Advisor	Title:

Annex 1

Calculation Period		Bullion Transaction Settlement Date	Contract Price Payment Date	Number of Ounces
20-Dec-21	19-Jan-22	21-Jan-22	25-Jan-22	6,250
20-Jan-22	19-Feb-22	23-Feb-22	25-Feb-22	6,250
20-Feb-22	19-Mar-22	22-Mar-22	24-Mar-22	6,250
20-Mar-22	19-Apr-22	21-Apr-22	25-Apr-22	6,250
20-Apr-22	19-May-22	23-May-22	25-May-22	6,250
20-May-22	19-Jun-22	21-Jun-22	23-Jun-22	6,250
20-Jun-22	19-Jul-22	21-Jul-22	25-Jul-22	6,250
20-Jul-22	19-Aug-22	23-Aug-22	25-Aug-22	6,250
20-Aug-22	19-Sep-22	21-Sep-22	23-Sep-22	6,250
20-Sep-22	19-Oct-22	21-Oct-22	25-Oct-22	6,250
20-Oct-22	19-Nov-22	22-Nov-22	25-Nov-22	6,250
20-Nov-22	19-Dec-22	21-Dec-22	23-Dec-22	6,250

✓ ✓ ✓ ✓ ✓